United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April

April 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On March 27th, 2017, at 5:30 pm, met, extraordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado (by conference call), Marcel Juviniano Barros, Eduardo Refinetti Guardia (by conference call), Denise Pauli Pavarina (by conference call), Oscar Augusto de Camargo Filho, Eduardo de Salles Bartolomeo (by conference call), Alberto Ribeiro Guth (by conference call), and the alternate Mr. Yoshitomo Nishimitsu, and also Mr. Clovis, Torres, Executive Officer and General Counsel of Vale S.A. (“Vale”), as secretary, having unanimously resolved upon the following: “ELECTION OF CHIEF EXECUTIVE OFFICER OF VALE — The Board of Directors approved the election of Mr. FABIO SCHVARTSMAN, Brazilian, married, production engineer, bearer of the identity card number 4.144.579-X issued by SSP/SP, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #940.563.318-04, with commercial address at Av. Brigadeiro Faria Lima, nº 3.600, ground floor, São Paulo, SP, as Chief Executive Officer of Vale, with a two-year term, effective from the end of the term of management of the current Chief Executive Officer, that is, on May 26, 2017. The Chief Executive Officer elected herein, have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76)”. I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, 27th March, 2017.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 05, 2017		Director of Investor Relations